CARDIFF ONCOLOGY, INC.

11055 Flintkote Ave.

San Diego, CA 92121

May 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re: Cardiff Oncology, Inc.

Registration Statement on Form S-3

Filed February 27, 2025

File No. 333-285327

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cardiff Oncology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Tuesday, May 13, 2025, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

CARDIFF ONCOLOGY, INC.

By:	/s/ Mark Erlander
Name:	Mark Erlander
Title:	Chief Executive Officer